UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)
YUMA ENERGY, INC.
(Name of Issuer)


Common Stock, par value $0.001 per share
(Title of Class of Securities)

98872F105
(CUSIP Number)

Ranesh Ramanathan
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2493
 (Name, Address and Telephone Number of Person
 Authorized to
Receive Notices and Communications)

October 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the l iabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 98872F105
1
NAME OF REPORTING PERSON

Bain Capital Credit Member, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

1,607,301

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

1,607,301
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,607,301
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
 (11) EXCLUDES CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 7.25%(1)
14
TYPE OF REPORTING PERSON

CO

(1)
Percent of class is based on 22,159,608 shares of Common Stock issued and outstanding, as reflected in the Issuer's Prospectus filed with the U.S.
 Securities and Exchange Commission ("SEC") on
 October 2, 2017 (indicating that the total amount of Common Stock outstanding after the Issuer's public offering, would be 22,159,608 shares), and the Issuer's Press Release dated
 October 3, 2017 (indicating that the public offering had closed).




  CUSIP No. 98872F105
1
NAME OF REPORTING PERSON

Sankaty Davis, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

1,607,301

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

1,607,301
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

1,607,301
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.25% (1)
14
TYPE OF REPORTING PERSON

PN


(1)
Percent of class is based on 22,159,608 shares of Common Stock issued and outstanding as reflected in the Issuer's Prospectus filed with the SEC on October 2, 2017 (indicating that the total amount of Common Stock outstanding after the Issuer's
 public offering, would be 22,159,608 shares), and the Issuer's Press Release dated October 3,
2017 (indicating that the public offering had closed).


CUSIP No. 98872F105

EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D
("Amendment No. 1") amends the Schedule 13D originally filed with the SEC on November 6, 2016
(the "Original Schedule 13D") on behalf of the following
(collectively, the "Reporting Persons"): (1)
Bain Capital Credit Member, LLC ("BCCM"), a
Delaware limited liability company, who is the
 administrative member of Sankaty Davis, LLC
("Sankaty Davis") and (2) Sankaty Davis, a
Delaware limited liability company, whose administrative member is BCCM. This Amendment
No. 1 is filed to reflect the percentage change
 in the Reporting Persons' beneficial ownership with respect to shares of capital stock ("Common
 Stock") of Yuma Energy, Inc., a Delaware
Corporation (the "Issuer"). This Amendment No. 1 amends and supplements the Original Schedule 13D only to the extent provided herein and all other items in the Original Schedule 13D remain unchanged.

ITEM 4. 		PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented to add the following:

The Issuer issued 9,600,000 shares of Common Stock, in an underwritten public offering which closed on October 3, 2017 (the "Offering"). As a result of this additional issuance of Common Stock, the Reporting Persons' beneficial ownership of shares of the Issuer's Common Stock was diluted.

The Reporting Persons have no plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j) of Schedule 13D.

ITEM 5. 		INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D is hereby incorporated herein by reference for each Reporting Person.

(c) The Reporting Persons have not effected any transaction in the shares of Common Stock during the past 60 days.

ITEM 6. 	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

On September 28, 2017, Yuma Energy, Inc. (the "Company") priced a public underwritten offering of its common stock ("Offering") pursuant to a registration statement on Form S-1 (File No. 333-220449).
  The closing of the offering occurred on October 3, 2017. As required by the Registration Rights Agreement, dated October 26, 2016, entered into by the Company and the Reporting Persons and certain other stockholders of the Company, on October 2, 2017, the Reporting Persons, and the other stockholders party to the Registration Rights Agreement, entered into a Lock-up Agreement (the "Lock-up Agreement") with the
Company (collectively, the "Lock-up Persons"), pursuant to which the Lock-up Persons agreed to be bound by any and all restrictions, for a period of 90 days (the "Lock-up Period") after the closing of the Offering, on the sale, disposition, distribution, hedging or other transfer of any interest in registrable securities, or any securities convertible into or exchangeable or exercisable for such securities, as are imposed on the Company. The foregoing restrictions do not apply to certain other transfers customarily excepted.Other than as described in this Amendment No. 1 and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships between the Reporting
 Persons and any person with respect to the securities of the Company.


ITEM 7. 		MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:
Joint Filing Agreement, dated October 4, 2017 (filed herewith).
Exhibit 99.2
Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant with the SEC on November 1, 2016 Exhibit 99.3: Lock-Up Agreement, dated as of October 2, 2017, entered into by and between the
Reporting Persons and the Company.

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 4, 2017
BAIN CAPITAL CREDIT MEMBER, LLC

By:	_______________________________
	Name:
	Title:



SANKATY DAVIS, LLC

By:	_______________________________
	Name:
	Title:


EXHIBIT 99.1


       The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 4, 2017

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Ranesh Ramanathan
	Name: Ranesh Ramanathan
	Title: Managing Director and General Counsel



SANKATY DAVIS, LLC

By:	/s/ Ranesh Ramanathan
	Name: Ranesh Ramanathan
	Title: Authorized Signatory






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